SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE 13G

(Rule 13d-102)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT

TO § 240.13d-1(b), (c) AND (d) AND AMENDMENTS THERETO FILED

PURSUANT TO § 240.13d-2

UNDER THE SECURITIES EXCHANGE ACT OF 1934

(AMENDMENT NO.    )*

EHang Holdings Limited

(Name of Issuer)

Class A ordinary shares, $0.0001 par value per share

(Title of Class of Securities)

26853E 102**

(CUSIP Number)

December 31, 2019

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☐ Rule 13d-1(c)

☒ Rule 13d-1(d)

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

**

CUSIP number 26853E 102 has been assigned to the American depositary shares (“ADSs”) of the Issuer, which are quoted on The Nasdaq Global Market under the symbol “EH.” Each ADS represents two Class A ordinary shares of the Issuer. No CUSIP has been assigned to the Issuer’s Class A ordinary shares.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 26853E 102	Page 2 of 16 Pages

1	Name of Reporting Person Zhen Partners Fund II, L.P.
2	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☐
3	SEC Use Only
4	Citizenship or Place of Organization Cayman Islands

Number of Shares Beneficially Owned by Each Reporting Person With	5	Sole Voting Power 0
	6	Shared Voting Power 7,556,187(1)
	7	Sole Dispositive Power 0
	8	Shared Dispositive Power 7,556,187(1)

9	Aggregate Amount Beneficially Owned by Each Reporting Person 7,556,187(1)
10	Check if the Aggregate Amount in Row (9) Excludes Certain Shares ☐
11	Percent of Class Represented by Amount in Row 9 7.6%(2) (or 1.5%(2) of the aggregate voting power)
12	Type of Reporting Person PN

(1)

Represents 7,556,187 ordinary shares held by Zhen Partners Fund II, L.P. The general partner of Zhen Partners Fund II, L.P. is Zhen Partners Management (MTGP) II, L.P., whose general partner is Zhen Partners Management (TTGP) II, Ltd. Zhen International Ltd, wholly owned by Rosy Glow Holdings Limited, holds a 51% equity interest in Zhen Partners Management (TTGP) II, Ltd. Best Belief PTC Limited, trustee of The Best Belief Family Trust, holds a 100% equity interest in Rosy Glow Holdings Limited. Mr. Xu Xiao Ping is the settlor of the Best Belief Family Trust and has the shared voting and investment control over these shares.

(2)

The beneficial ownership percentage is calculated based on 99,676,731 ordinary shares of the Issuer as a single class, being the sum of (i) 54,254,068 Class A ordinary shares issued and outstanding as of December 11, 2019, and (ii) 45,422,663 Class B ordinary shares issued and outstanding as of December 11, 2019, assuming conversion of all Class B ordinary shares into Class A ordinary shares, as reported in the Issuer’s prospectus filed with the Securities and Exchange Commission on December 12, 2019. The voting power of the shares beneficially owned represented 1.5% of the total outstanding voting power.

CUSIP No. 26853E 102	Page 3 of 16 Pages

1	Name of Reporting Person Zhen Partners Management (MTGP) II, L.P.
2	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☐
3	SEC Use Only
4	Citizenship or Place of Organization Cayman Islands

Number of Shares Beneficially Owned by Each Reporting Person With	5	Sole Voting Power 0
	6	Shared Voting Power 7,556,187(1)
	7	Sole Dispositive Power 0
	8	Shared Dispositive Power 7,556,187(1)

9	Aggregate Amount Beneficially Owned by Each Reporting Person 7,556,187(1)
10	Check if the Aggregate Amount in Row (9) Excludes Certain Shares ☐
11	Percent of Class Represented by Amount in Row 9 7.6%(2) (or 1.5%(2) of the aggregate voting power)
12	Type of Reporting Person PN

(1)

Represents 7,556,187 ordinary shares held by Zhen Partners Fund II, L.P. The general partner of Zhen Partners Fund II, L.P. is Zhen Partners Management (MTGP) II, L.P., whose general partner is Zhen Partners Management (TTGP) II, Ltd. Zhen International Ltd, wholly owned by Rosy Glow Holdings Limited, holds a 51% equity interest in Zhen Partners Management (TTGP) II, Ltd. Best Belief PTC Limited, trustee of The Best Belief Family Trust, holds a 100% equity interest in Rosy Glow Holdings Limited. Mr. Xu Xiao Ping is the settlor of the Best Belief Family Trust and has the shared voting and investment control over these shares.

(2)

The beneficial ownership percentage is calculated based on 99,676,731 ordinary shares of the Issuer as a single class, being the sum of (i) 54,254,068 Class A ordinary shares issued and outstanding as of December 11, 2019, and (ii) 45,422,663 Class B ordinary shares issued and outstanding as of December 11, 2019, assuming conversion of all Class B ordinary shares into Class A ordinary shares, as reported in the Issuer’s prospectus filed with the Securities and Exchange Commission on December 12, 2019. The voting power of the shares beneficially owned represented 1.5% of the total outstanding voting power.

CUSIP No. 26853E 102	Page 4 of 16 Pages

1	Name of Reporting Person Zhen Partners Management (TTGP) II, Ltd.
2	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☐
3	SEC Use Only
4	Citizenship or Place of Organization Cayman Islands

Number of Shares Beneficially Owned by Each Reporting Person With	5	Sole Voting Power 0
	6	Shared Voting Power 7,556,187(1)
	7	Sole Dispositive Power 0
	8	Shared Dispositive Power 7,556,187(1)

9	Aggregate Amount Beneficially Owned by Each Reporting Person 7,556,187(1)
10	Check if the Aggregate Amount in Row (9) Excludes Certain Shares ☐
11	Percent of Class Represented by Amount in Row 9 7.6%(2) (or 1.5%(2) of the aggregate voting power)
12	Type of Reporting Person OO

(1)

Represents 7,556,187 ordinary shares held by Zhen Partners Fund II, L.P. The general partner of Zhen Partners Fund II, L.P. is Zhen Partners Management (MTGP) II, L.P., whose general partner is Zhen Partners Management (TTGP) II, Ltd. Zhen International Ltd, wholly owned by Rosy Glow Holdings Limited, holds a 51% equity interest in Zhen Partners Management (TTGP) II, Ltd. Best Belief PTC Limited, trustee of The Best Belief Family Trust, holds a 100% equity interest in Rosy Glow Holdings Limited. Mr. Xu Xiao Ping is the settlor of the Best Belief Family Trust and has the shared voting and investment control over these shares.

(2)

The beneficial ownership percentage is calculated based on 99,676,731 ordinary shares of the Issuer as a single class, being the sum of (i) 54,254,068 Class A ordinary shares issued and outstanding as of December 11, 2019, and (ii) 45,422,663 Class B ordinary shares issued and outstanding as of December 11, 2019, assuming conversion of all Class B ordinary shares into Class A ordinary shares, as reported in the Issuer’s prospectus filed with the Securities and Exchange Commission on December 12, 2019. The voting power of the shares beneficially owned represented 1.5% of the total outstanding voting power.

CUSIP No. 26853E 102	Page 5 of 16 Pages

1	Name of Reporting Person Zhen International Ltd
2	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☐
3	SEC Use Only
4	Citizenship or Place of Organization British Virgin Islands

Number of Shares Beneficially Owned by Each Reporting Person With	5	Sole Voting Power 0
	6	Shared Voting Power 7,556,187(1)
	7	Sole Dispositive Power 0
	8	Shared Dispositive Power 7,556,187(1)

9	Aggregate Amount Beneficially Owned by Each Reporting Person 7,556,187(1)
10	Check if the Aggregate Amount in Row (9) Excludes Certain Shares ☐
11	Percent of Class Represented by Amount in Row 9 7.6%(2) (or 1.5%(2) of the aggregate voting power)
12	Type of Reporting Person OO

(1)

Represents 7,556,187 ordinary shares held by Zhen Partners Fund II, L.P. The general partner of Zhen Partners Fund II, L.P. is Zhen Partners Management (MTGP) II, L.P., whose general partner is Zhen Partners Management (TTGP) II, Ltd. Zhen International Ltd, wholly owned by Rosy Glow Holdings Limited, holds a 51% equity interest in Zhen Partners Management (TTGP) II, Ltd. Best Belief PTC Limited, trustee of The Best Belief Family Trust, holds a 100% equity interest in Rosy Glow Holdings Limited. Mr. Xu Xiao Ping is the settlor of the Best Belief Family Trust and has the shared voting and investment control over these shares.

(2)

The beneficial ownership percentage is calculated based on 99,676,731 ordinary shares of the Issuer as a single class, being the sum of (i) 54,254,068 Class A ordinary shares issued and outstanding as of December 11, 2019, and (ii) 45,422,663 Class B ordinary shares issued and outstanding as of December 11, 2019, assuming conversion of all Class B ordinary shares into Class A ordinary shares, as reported in the Issuer’s prospectus filed with the Securities and Exchange Commission on December 12, 2019. The voting power of the shares beneficially owned represented 1.5% of the total outstanding voting power.

CUSIP No. 26853E 102	Page 6 of 16 Pages

1	Name of Reporting Person Rosy Glow Holdings Limited
2	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☐
3	SEC Use Only
4	Citizenship or Place of Organization Republic of Seychelles

Number of Shares Beneficially Owned by Each Reporting Person With	5	Sole Voting Power 0
	6	Shared Voting Power 7,556,187(1)
	7	Sole Dispositive Power 0
	8	Shared Dispositive Power 7,556,187(1)

9	Aggregate Amount Beneficially Owned by Each Reporting Person 7,556,187(1)
10	Check if the Aggregate Amount in Row (9) Excludes Certain Shares ☐
11	Percent of Class Represented by Amount in Row 9 7.6%(2) (or 1.5%(2) of the aggregate voting power)
12	Type of Reporting Person OO

(1)

Represents 7,556,187 ordinary shares held by Zhen Partners Fund II, L.P. The general partner of Zhen Partners Fund II, L.P. is Zhen Partners Management (MTGP) II, L.P., whose general partner is Zhen Partners Management (TTGP) II, Ltd. Zhen International Ltd, wholly owned by Rosy Glow Holdings Limited, holds a 51% equity interest in Zhen Partners Management (TTGP) II, Ltd. Best Belief PTC Limited, trustee of The Best Belief Family Trust, holds a 100% equity interest in Rosy Glow Holdings Limited. Mr. Xu Xiao Ping is the settlor of the Best Belief Family Trust and has the shared voting and investment control over these shares.

(2)

The beneficial ownership percentage is calculated based on 99,676,731 ordinary shares of the Issuer as a single class, being the sum of (i) 54,254,068 Class A ordinary shares issued and outstanding as of December 11, 2019, and (ii) 45,422,663 Class B ordinary shares issued and outstanding as of December 11, 2019, assuming conversion of all Class B ordinary shares into Class A ordinary shares, as reported in the Issuer’s prospectus filed with the Securities and Exchange Commission on December 12, 2019. The voting power of the shares beneficially owned represented 1.5% of the total outstanding voting power.

CUSIP No. 26853E 102	Page 7 of 16 Pages

1	Name of Reporting Person Best Belief PTC Limited as the trustee of The Best Belief Family Trust
2	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☐
3	SEC Use Only
4	Citizenship or Place of Organization Guernsey

Number of Shares Beneficially Owned by Each Reporting Person With	5	Sole Voting Power 0
	6	Shared Voting Power 7,556,187(1)
	7	Sole Dispositive Power 0
	8	Shared Dispositive Power 7,556,187(1)

9	Aggregate Amount Beneficially Owned by Each Reporting Person 7,556,187(1)
10	Check if the Aggregate Amount in Row (9) Excludes Certain Shares ☐
11	Percent of Class Represented by Amount in Row 9 7.6%(2) (or 1.5%(2) of the aggregate voting power)
12	Type of Reporting Person OO

(1)

Represents 7,556,187 ordinary shares held by Zhen Partners Fund II, L.P. The general partner of Zhen Partners Fund II, L.P. is Zhen Partners Management (MTGP) II, L.P., whose general partner is Zhen Partners Management (TTGP) II, Ltd. Zhen International Ltd, wholly owned by Rosy Glow Holdings Limited, holds a 51% equity interest in Zhen Partners Management (TTGP) II, Ltd. Best Belief PTC Limited, trustee of The Best Belief Family Trust, holds a 100% equity interest in Rosy Glow Holdings Limited. Mr. Xu Xiao Ping is the settlor of the Best Belief Family Trust and has the shared voting and investment control over these shares.

(2)

The beneficial ownership percentage is calculated based on 99,676,731 ordinary shares of the Issuer as a single class, being the sum of (i) 54,254,068 Class A ordinary shares issued and outstanding as of December 11, 2019, and (ii) 45,422,663 Class B ordinary shares issued and outstanding as of December 11, 2019, assuming conversion of all Class B ordinary shares into Class A ordinary shares, as reported in the Issuer’s prospectus filed with the Securities and Exchange Commission on December 12, 2019. The voting power of the shares beneficially owned represented 1.5% of the total outstanding voting power.

CUSIP No. 26853E 102	Page 8 of 16 Pages

1	Name of Reporting Person Xu Xiao Ping
2	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☐
3	SEC Use Only
4	Citizenship or Place of Organization Canada

Number of Shares Beneficially Owned by Each Reporting Person With	5	Sole Voting Power 0
	6	Shared Voting Power 7,556,187(1)
	7	Sole Dispositive Power 0
	8	Shared Dispositive Power 7,556,187(1)

9	Aggregate Amount Beneficially Owned by Each Reporting Person 7,556,187(1)
10	Check if the Aggregate Amount in Row (9) Excludes Certain Shares ☐
11	Percent of Class Represented by Amount in Row 9 7.6%(2) (or 1.5%(2) of the aggregate voting power)
12	Type of Reporting Person IN

(1)

Represents 7,556,187 ordinary shares held by Zhen Partners Fund II, L.P. The general partner of Zhen Partners Fund II, L.P. is Zhen Partners Management (MTGP) II, L.P., whose general partner is Zhen Partners Management (TTGP) II, Ltd. Zhen International Ltd, wholly owned by Rosy Glow Holdings Limited, holds a 51% equity interest in Zhen Partners Management (TTGP) II, Ltd. Best Belief PTC Limited, trustee of The Best Belief Family Trust, holds a 100% equity interest in Rosy Glow Holdings Limited. Mr. Xu Xiao Ping is the settlor of the Best Belief Family Trust and has the shared voting and investment control over these shares.

(2)

The beneficial ownership percentage is calculated based on 99,676,731 ordinary shares of the Issuer as a single class, being the sum of (i) 54,254,068 Class A ordinary shares issued and outstanding as of December 11, 2019, and (ii) 45,422,663 Class B ordinary shares issued and outstanding as of December 11, 2019, assuming conversion of all Class B ordinary shares into Class A ordinary shares, as reported in the Issuer’s prospectus filed with the Securities and Exchange Commission on December 12, 2019. The voting power of the shares beneficially owned represented 1.5% of the total outstanding voting power.

CUSIP No. 26853E 102	Page 9 of 16 Pages

Item 1(a).	Name of Issuer:

EHang Holdings Limited (the “Issuer”)

Item 1(b).	Address of Issuer’s Principal Executive Offices:

Building C, Yixiang Technology Park, No.72 Nanxiang Second Road, Huangpu District, Guangzhou 510700, People’s Republic of China

Item 2(a).	Name of Person Filing:

(i) Zhen Partners Fund II L.P.

(ii) Zhen Partners Management (MTGP) II, L.P.

(iii) Zhen Partners Management (TTGP) II, Ltd.

(iv) Zhen International Ltd

(v) Rosy Glow Holdings Limited

(vi) Best Belief PTC Limited

(vii) Xu Xiao Ping

(collectively, the “Reporting Persons”)

Item 2(b).	Address of Principal Business Office or, if none, Residence:

The addresses of the Reporting Persons are:

Zhen Partners Fund II L.P.

P.O. Box 10008, Willow House, Cricket Square, Grand Cayman, KY1-1001, Cayman Islands

Zhen Partners Management (MTGP) II, L.P.

P.O. Box 10008, Willow House, Cricket Square, Grand Cayman, KY1-1001, Cayman Islands

Zhen Partners Management (TTGP) II, Ltd.

P.O. Box 10008, Willow House, Cricket Square, Grand Cayman, KY1-1001, Cayman Islands

Zhen International Ltd

P.O. Box 957, Offshore Incorporations Centre, Road Town, Tortola, British Virgin Islands

Rosy Glow Holdings Limited

Suites 103,106 & 107, Premier Building, Victoria, Mahe, Seychelles

Best Belief PTC Limited

Sarnia House, Le Truchot, St. Peter Port, Guernsey, GY1 1GR, Channel Islands

Xu Xiao Ping

Flat D, 28/F, The Avenue Phase 2, 200 Queen’s Road East, Wanchai, Hong Kong

Item 2(c)	Citizenship:

Zhen Partners Fund II L.P. – Cayman Islands

Zhen Partners Management (MTGP) II, L.P. – Cayman Islands

Zhen Partners Management (TTGP) II, Ltd. – Cayman Islands

CUSIP No. 26853E 102	Page 10 of 16 Pages

Zhen International Ltd – British Virgin Islands

Rosy Glow Holdings Limited – Republic of Seychelles

Best Belief PTC Limited – Guernsey

Xu Xiao Ping – Canada

Item 2(d).	Title of Class of Securities:

Class A ordinary shares, par value US$0.0001 per share, of the Issuer

The Issuer’s ordinary shares consist of Class A ordinary shares and Class B ordinary shares. Each holder of Class A ordinary shares is entitled to one vote per share and each holder of Class B ordinary shares is entitled to ten votes per share, on all matters submitted to shareholders for vote. Class B ordinary shares are convertible at any time by the holder thereof into Class A ordinary shares on a one-for-one basis. Class A ordinary shares are not convertible into Class B ordinary shares under any circumstances.

Item 2(e).	CUSIP Number: 26853E 102

This CUSIP number applies to the American depositary shares of the Issuer, each representing two Class A ordinary shares of the Issuer. No CUSIP has been assigned to the Issuer’s Class A ordinary shares.

Item 3.	If this statement is filed pursuant to §§ 240.13d-1(b), or 240.13d-2(b) or (c), check whether the persons filing is a:

Not applicable

Item 4.	Ownership:

The following information with respect to the ownership of Class A ordinary shares by the Reporting Persons filing this statement on Schedule 13G is provided as of December 31, 2019:

Reporting Persons	Ordinary Shares Held Directly(1)	Shared Voting Power(1)	Shared Dispositive Power(1)	Beneficial Ownership(1)	Percentage of Total Ordinary Shares(1)(3)	Percentage of the Aggregate Voting Power(1)(3)
Zhen Partners Fund II L.P.	7,556,187	7,556,187	7,556,187	7,556,187	7.6%	1.5%
Zhen Partners Management (MTGP) II, L.P.(2)	0	7,556,187	7,556,187	7,556,187	7.6%	1.5%
Zhen Partners Management (TTGP) II, Ltd. (2)	0	7,556,187	7,556,187	7,556,187	7.6%	1.5%
Zhen International Ltd (2)	0	7,556,187	7,556,187	7,556,187	7.6%	1.5%
Rosy Glow Holdings Limited(2)	0	7,556,187	7,556,187	7,556,187	7.6%	1.5%
Best Belief PTC Limited(2)	0	7,556,187	7,556,187	7,556,187	7.6%	1.5%
Xu Xiao Ping(2)	0	7,556,187	7,556,187	7,556,187	7.6%	1.5%

(1)	Represents the number of Class A ordinary shares (including Class A ordinary shares represented by ADSs) directly held by the Reporting Persons as of December 31, 2019.

CUSIP No. 26853E 102	Page 11 of 16 Pages

(2)

Zhen Partners Management (MTGP) II, L.P. serves as the general partner of Zhen Partners Fund II, L.P. As such, Zhen Partners Management (MTGP) II, L.P. has the shared voting and investment control over the shares held by Zhen Partners Fund II L.P. and may be deemed to have indirect beneficial ownership of the shares held by Zhen Partners Fund II L.P. The general partner of Zhen Partners Management (MTGP) II, L.P. is Zhen Partners Management (TTGP) II, Ltd. Zhen International Ltd, wholly owned by Rosy Glow Holdings Limited, holds a 51% equity interest in Zhen Partners Management (TTGP) II, Ltd. Best Belief PTC Limited, trustee of The Best Belief Family Trust, holds a 100% equity interest in Rosy Glow Holdings Limited. Mr. Xu Xiao Ping is the settlor of the Best Belief Family Trust and has the shared voting and investment control over the shares held by Zhen Partners Fund II L.P.

(3)

The beneficial ownership percentage is calculated based on 99,676,731 ordinary shares of the Issuer as a single class, being the sum of (i) 54,254,068 Class A ordinary shares issued and outstanding as of December 11, 2019, and (ii) 45,422,663 Class B ordinary shares issued and outstanding as of December 11, 2019, assuming conversion of all Class B ordinary shares into Class A ordinary shares, as reported in the Issuer’s prospectus filed with the Securities and Exchange Commission on December 12, 2019. The voting power of the shares beneficially owned represented 1.5% of the total outstanding voting power.

Item 5.	Ownership of Five Percent or Less of a Class:

Not applicable

Item 6.	Ownership of More than Five Percent on Behalf of Another Person:

Not applicable

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Controlling Person:

Not applicable

Item 8.	Identification and Classification of Members of the Group:

Not applicable

Item 9.	Notice of Dissolution of Group:

Not applicable

Item 10.	Certifications:

Not applicable

LIST OF EXHIBITS

Exhibit No.	Description

99.1	Joint Filing Agreement

CUSIP No. 26853E 102	Page 13 of 16 Pages

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: February 11, 2020

Zhen Partners Fund II L.P.

By:	Zhen Partners Management (MTGP) II, L.P. its General Partner

By:	Zhen Partners Management (TTGP) II, Ltd. its General Partner

By:	/s/ Xu Xiao Ping
Name:	Xu Xiao Ping
Title:	Authorized Signatory

Zhen Partners Management (MTGP) II, L.P.

By:	Zhen Partners Management (TTGP) II, Ltd. its General Partner

By:	/s/ Xu Xiao Ping
Name:	Xu Xiao Ping
Title:	Authorized Signatory

Zhen Partners Management (TTGP) II, Ltd.

By:	/s/ Xu Xiao Ping
Name:	Xu Xiao Ping
Title:	Authorized Signatory

Zhen International Ltd

By:	/s/ Xu Xiao Ping
Name:	Xu Xiao Ping
Title:	Authorized Signatory

CUSIP No. 26853E 102	Page 14 of 16 Pages

Rosy Glow Holdings Limited

By:	/s/ Xu Xiao Ping
Name:	Xu Xiao Ping
Title:	Authorized Signatory

Best Belief PTC Limited

By:	/s/ Xu Xiao Ping
Name:	Xu Xiao Ping
Title:	Authorized Signatory

Xu Xiao Ping

/s/ Xu Xiao Ping